UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact May | 2025

Azul transforms its capital structure through agreements with creditors,

its largest aircraft lessor, and strategic partners United Airlines and American Airlines

Azul initiates pre-arranged restructuring process in the United States to effectuate agreements including approximately US$1.6 billion in debtor-in-possession financing

Agreements to secure exit financing, including up to US$950 million in equity investments, enabling an accelerated path to emergence, a significant step in positioning Azul as a long-term industry leader in the region

Operations and sales continue as usual, honoring all tickets, loyalty points, and Customer benefits, connecting Brazil with Azul’s industry-leading Customer service

São Paulo, May 28, 2025 – AZUL S.A (B3: AZUL4; NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, today announced it has entered into Restructuring Support Agreements (“Agreements”) with its key stakeholders, including its existing bondholders; largest lessor AerCap, representing the majority of the company’s lease liability; and strategic partners United Airlines and American Airlines, to effectuate a proactive reorganization process. The Agreements are designed to transform Azul’s capital structure through significant deleveraging and positive cash flow generation. To implement the Agreements, which include a commitment of approximately US$1.6 billion in financing throughout the process, elimination of over US$2.0 billion of debt, and contemplate further equity financing of up to US$950 million upon emergence, Azul has initiated a proactive process under Chapter 11 in the United States.

“Azul continues to fly – today, tomorrow, and into the future. These Agreements mark a significant step forward in the transformation of our business, one that enables us to emerge as an industry leader in the main aspects of our business,” said John Rodgerson, Chief Executive Officer of Azul. “With a collaborative approach and the support of our stakeholders, we have made a strategic decision to pursue a voluntary financial restructuring as a proactive move to optimize our capital structure, which was burdened by the COVID-19 pandemic, macroeconomic headwinds and aviation supply chain issues. Our strategy is not just about financial reorganization. By using this process, we believe that we are creating a robust, resilient, industry-leading airline – one that Customers will continue to love flying, at which Crewmembers will continue to love working, and that will create value for our stakeholders.”

Transforming the Capital Structure with Stakeholder Support

Azul’s process is unlike any other airline restructuring case in the region, given the fact that it enters the process with agreements with many of its main stakeholders already in place. Azul has secured a commitment for debtor-in-possession (“DIP”) financing of approximately US$1.6 billion from certain of its key financial partners, which will repay certain of the Company’s existing debt and provide the Company with approximately US$670 million of new capital to bolster liquidity during the restructuring process. Upon emergence, the Agreements provide for the DIP financing to be repaid with the proceeds of an Equity Rights Offering of up to US$650 million, backstopped by these financial partners and further supported by a contemplated additional equity investment of up to US$300 million from United Airlines and American Airlines, subject to the satisfaction of certain conditions. This comprehensive financing package means that Azul’s path to emergence is clear, which streamlines the process and accelerates the timeline.

“United was proud to begin cooperating with Azul in 2014 and to invest in Azul in 2015. Since that time, we have connected hundreds of thousands of passengers and are excited about the opportunity to grow this business even more. Azul is more than just a commercial partner for United – their customer-first approach and unique route network connecting small and large communities have improved the passenger experience in Brazil. That’s why we support Azul’s restructuring process and have entered into an agreement to build an even stronger relationship in the future,” said Andrew Nocella, Executive Vice President and Chief Commercial Officer of United Airlines.

Stephen Johnson, Vice Chair and Chief Strategy Officer for American Airlines added, “We are confident that Azul’s plan to strengthen its future will be extremely positive for the Brazilian aviation market and travelers to, from and across Brazil. American has served Latin America since 1942 and is proud to fly to 14 destinations in South America. Our service, including that of our partners GOL and JetSMART, combined with the strength and breadth of Azul’s network, will provide our customers another unique option for traveling between the Americas and even more connectivity in Brazil and throughout South America. We are excited to support this process and to be part of Azul’s future.”

Material Fact May | 2025

Aengus Kelly, CEO of AerCap, stated: “AerCap has signed a support agreement with its longstanding partner Azul.  As the airline moves through its restructuring process, we are very confident Azul will emerge stronger than ever. Together with Azul, we are the largest owners of Embraer E2 commercial aircraft, supporting the Brazilian aviation industry like no one else.”

Continued Operations and Commitment to Customers, Crewmembers, and Suppliers

Throughout the restructuring process, Customers, Crewmembers, and partners remain Azul’s priority. Azul will continue flying and operating as usual, while maintaining its commitments throughout this process.

Chapter 11 Process: Transparency, Agility, and Legal Framework

Chapter 11 is a Court-supervised financial reorganization process in the United States through which companies can restructure their balance sheet while continuing operations in the ordinary course of business. Azul intends to use this proven, well-known legal framework to eliminate over US$2.0 billion in total funded debt, reduce lease obligations, and optimize its fleet, allowing the Company to emerge with greater flexibility and a more sustainable business and capital structure.

Communication and Transparency with the Market

Azul will keep its shareholders, customers, Crewmembers, and the market informed of all material developments in the restructuring process, in full compliance with applicable laws and regulations.

Stakeholders seeking specific information about Azul’s Chapter 11 case can visit its dedicated website at www.azulmaisforte.com.br. For case and claims information, please visit https://cases.stretto.com/Azul or call (833) 888-8055 (toll-free) or (949) 556-3896 (international).

Advisors and Consultants

The Company is supported by Davis Polk & Wardwell LLP, White & Case LLP, and Pinheiro Neto Advogados as legal counsel; FTI Consulting as financial advisor; Guggenheim Securities, LLC as investment banker; SkyWorks Capital LLC as fleet advisor; and FTI Consulting, C Street Advisory Group, and MassMedia as strategic communications advisors. The Participating Lenders are supported by Cleary Gottlieb Steen & Hamilton LLP and Mattos Filho as legal counsel and PJT Partners as investment banker. United Airlines is supported by Hughes Hubbard & Reed LLP and Sidley Austin LLP as legal counsel, while American Airlines is supported by Latham & Watkins LLP as legal counsel; both airlines are advised by Barclays Investment Bank as investment banker. AerCap is supported by Pillsbury Winthrop Shaw Pittman LLP as legal counsel.

Discontinuation of the 2025 Guidance

Azul also informs that, in light of the Chapter 11 filing, its previously disclosed 2025 financial guidance presented in other materials and in its Reference Form has been discontinued.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 150 destinations. With an operating fleet of over 180 aircrafts and more than 15,000 Crewmembers, the Company has a network of 400 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2023. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian flag carrier earned the number one ranking in the Traveler’s Choice Awards. For more information, access www.voeazul.com.br/imprensa.

Contact:

Investor Relations

Tel : +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 98196-1035

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 28, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer